FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004

Commission File No.	000-27096

Air Canada

(Translation of registrant’s name into English)

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1	News Release dated May 5, 2004 ("Air Canada Reports First Quarter Results")	4

Document 1

Air Canada	[Air Canada Logo Omitted]

Air Canada Reports First Quarter Results Q1 OVERVIEW

—	Operating loss before reorganization and restructuring items of $145 million, an improvement of $209 million from the first quarter of 2003.

—	Operating expenses down $299 million compared to the first quarter of 2003. This figure does not include future additional savings which are expected particularly in the areas of labour, pensions and aircraft leases.

—	Unit cost down 15 per cent for Mainline-related operations and 20 per cent for Air Canada Jazz versus the first quarter of 2003.

—	As at May 4, 2004, Air Canada’s combined cash balance, measured on the basis of cash in its Canadian and United States bank accounts, amounted to $880 million and over $600 million was available from the DIP secured credit facility.

MONTREAL, May 5 /CNW Telbec/ — Air Canada reported today an operating loss before reorganization and restructuring items of $145 million for the quarter ended March 31, 2004, an improvement of $209 million compared to the quarter ended March 31, 2003. Operating revenues were down $90 million or 4 per cent. The passenger revenue decrease experienced in North America was partially offset by revenue growth in the Pacific, Latin American and traditional leisure destinations. Operating expenses were reduced by $299 million or 12 per cent from the first quarter of 2003 and reflected a unit cost reduction of 15 per cent for Mainline-related operations. Expense reductions were recorded in most categories including salaries and wages, aircraft rent, aircraft maintenance materials and supplies, and communications and information technology and other operating expenses. In the case of certain aircraft lease amendments, until emergence the higher cost of the original agreement continues to be recorded in operating expense.

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under CCAA. Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code.

As a result of restructuring under CCAA, Air Canada has and will continue to record a number of significant reorganization and restructuring items directly associated with the restructuring. These “reorganization and restructuring items” represent revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business under CCAA. For the quarter, these mainly non-cash reorganization and restructuring items amounted to $132 million.

Including these reorganization and restructuring items, the net loss for the quarter was $304 million compared to a net loss of $270 million in the first quarter of 2003.

“I am pleased to report Air Canada’s most encouraging results since the start of our restructuring one year ago,” said CEO Robert Milton. “For the first time since privatization in 1989, we achieved positive cash flows from operations in the first quarter, historically the industry’s weakest. Given that we’re paying current obligations while in the CCAA process, this indicates that we’re heading in the right direction in our restructuring. Our revenue generation in 2004 is on target. And, as we head into the peak summer season for travel demand, forward bookings are strong. As a result of disciplined cost management and aggressive revenue strategies we have a strong cash position of $880 million in addition to over $600 million in available credit.

“Despite record high fuel costs and significant increases in airport and navigation fees we have achieved unit cost reductions of 15 per cent for the Mainline-related operations and 20 per cent at Air Canada Jazz. While this significant progress is encouraging we must reduce costs further to ensure our successful restructuring. Although the domestic low fare market remains challenging, with reduced operating costs and our continued focus on bringing online new technology to further automate and simplify our customers’ travel experience, we have never before been as well positioned to compete in the low fare market. Moreover, with the upcoming launch of non-stop service to Hong Kong from Toronto, and successful expansion of new services to Latin America and Delhi, we are continuing to redeploy assets effectively to meet strategic growth opportunities.

“Our restructuring has regained momentum with the recent agreements achieved with Deutsche Bank and GECAS,” said CEO Robert Milton. “The confidence in our business plan expressed by these two global business leaders signals that we’re on the right track. While we still have work to do, discussions with stakeholders are encouraging and we now anticipate an exit from CCAA protection in the third quarter of this year.

“With strong liquidity levels, we are well positioned to carry out business effectively as we complete our restructuring and it remains business as usual for Air Canada’s customers. On behalf of the people of Air Canada I thank our customers for the unwavering loyalty they have demonstrated throughout the restructuring. We will work to earn their ongoing support with a commitment to excellent service and — as always — an uncompromising focus on safety,” he concluded.

Air Canada reiterates that it expects that shareholders of the Corporation will receive only nominal, if any, consideration for their shares upon the Corporation’s emergence from CCAA protection. The shareholders’ participation is expected to be valued at less than 0.01 per cent of the total equity of the emerging Corporation.

Air Canada’s First Quarter 2004 Management’s Discussion & Analysis and Interim Consolidated Financial Statements & Notes will be available on Air Canada’s website www.aircanada.com and at SEDAR.com . A copy may also be obtained on request by contacting Shareholder Relations at (514) 422-5787 or 1-800-282-7427.

Caution Concerning Forward-looking Information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this press release represent Air Canada’s expectations as of May 5, 2004, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

HIGHLIGHTS (Under Creditor Protection as of April 1, 2003. Refer to Note 1 to the Interim Consolidated Financial Statements.)

	Three months ended March 31
	2004	2003

Financial (CDN dollars in millions except per share figures)

Operating revenues	2,121	2,211
Operating loss before reorganization and restructuring items	(145)	(354)
Reorganization and restructuring items	(132)	0
Non-operating expense	(43)	(61)
Loss before foreign exchange on non-compromised
long-term Monetary items and income taxes	(320)	(415)
Loss for the period	(304)	(270)
Operating margin before reorganization and restructuring items	(6.8)%	(16.0)%
EBITDAR before reorganization and restructuring items(1)	144	18
EBITDAR margin before reorganization and restructuring items	6.8%	0.8%
Cash and cash equivalents	864	414
Cash flows from (used for) operations	63	(56)
Weighted average common shares outstanding - basic and diluted	120	120
Loss per share - basic and diluted	$ (2.53)	$ (2.25)

Operating Statistics (mainline-related) (2) (3)			% Change

Revenue passenger miles (millions)	9,648	9,186	5
Available seat miles (millions)	13,096	12,626	4
Passenger load factor	73.7%	72.8%	0.9	pt
Passenger revenue yield per revenue passenger mile (cents)	15.2	16.7	(9)
Passenger revenue per available seat mile (cents)	11.2	12.1	(8)
Operating revenue per available seat mile (cents)	13.8	15.0	(8)
Operating expense per available seat mile (cents) (4)	14.7	17.4	(15)
Operating expense (net of cargo and other non-ASM revenue)
per available seat mile (cents) (4) (5)	12.2	14.6	(17)
Average number of employees (thousands)	29.1	34.8	(16)
Available seat miles per employee (thousands)	450	363	24
Operating revenue per employee (thousands)	$ 62	$ 55	14
Aircraft in operating fleet at period end	213	233	(9)
Average aircraft utilization (hours per day) (6)	11.0	10.1	9
Average aircraft flight length (miles)	1,245	1,192	4
Fuel price per litre (cents) (7)	39.5	41.4	(5)
Fuel litres (millions)	791	769	3

Operating Statistics (consolidated)			% Change

Revenue passenger miles (millions)	10,057	9,586	5
Available seat miles (millions)	13,797	13,310	4
Passenger load factor	72.9%	72.0%	0.9	pt
Passenger revenue yield per revenue passenger mile(cents)	16.5	18.2	(9)

(1)	EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent. This measure is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR before reorganization and restructuring items is described below:

	Three months ended March 31
	2004	2003

	($ millions)

Operating loss before reorganization and restructuring items	(145)	(354)
Add back:
Depreciation, amortization & obsolescence	95	91
Aircraft rent	194	281

EBITDAR before reorganization and restructuring items	144	18

(2)	Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Simco, Acetek and Destina.
(3)	Mainline-related operating statistics exclude capacity purchase arrangements with third party carriers.
(4)	Before reorganization and restructuring items.
(5)	Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
(6)	Excludes maintenance down-time.
(7)	Net of fuel hedging and includes all fuel handling expense.

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For further information: Isabelle Arthur (Montréal), (514) 422-5788; Laura Cooke (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604) 270-5741; Internet: aircanada.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Air Canada

Registrant

Date:	May 5, 2004	By:	/s/ John Baker

(Signature)
John Baker
Senior Vice-President and General Counsel